Exhibit 99.1

MultiMetaVerse Announces Listing Transfer to Nasdaq Capital Market

SHANGHAI, October 16, 2023 – MultiMetaVerse Holdings Limited (“MMV” or the “Company”), an animation and entertainment company for young consumers in China, announced today that it has received a letter of approval from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) on October 13, 2023 for its application to transfer the listing of its class A ordinary shares and warrants. The Company previously submitted an application to Nasdaq to transfer the listing of its class A ordinary shares and warrants from the Nasdaq Global Market to the Nasdaq Capital Market. The transfer will be effective at the opening of business on October 17, 2023. The class A ordinary shares and warrants of the Company will continue to trade under the symbol “MMV” and “MMVWW”, respectively.

The Nasdaq Capital Market is a continuous trading market that operates in the same manner as the Nasdaq Global Market. All companies listed on the Nasdaq Capital Market must meet certain financial requirements and adhere to Nasdaq’s corporate governance standards. The Company believes it is in compliance with all applicable criteria for continued listing on the Nasdaq Capital Market.

About MultiMetaVerse Holdings Limited

MultiMetaVerse Holdings Limited (NASDAQ: MMV) is an animation and entertainment company dedicated to providing a high-quality, immersive entertainment experience through original, user-generated, and professional user-generated content. MMV’s signature Aotu World brand has attracted a broad following among younger audiences in China. By leveraging the company’s established user base, MMV has built a diverse product portfolio, including animated content, comic books, short videos, collectables, stationery, consumer products, and mobile games across the Aotu World brand.

For more information, please visit https://www.multi-metaverse.com/.

For investor and media inquiries, please contact:

MultiMetaVerse Holdings Limited
Investor Relations
E-mail: ir@multi-metaverse.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, or meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.